LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province 338032 People’s Republic of China

February 17, 2015

Amanda Ravitz, Assistant Director

Daniel Morris, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

Re:	LDK Solar CO., Ltd. Applications for Qualification on Form T-3, as amended Filed January 22, 2015 File No. 022-29004 and 022-29005

Dear Ms. Ravitz and Mr. Morris:

This is in response to the SEC staff’s comment letter of February 11, 2015 relating to our Applications for Qualification of Indentures under the Trust Indenture Act of 1939 (the “Trust Indenture Act”) on Form T-3, one relating to our 5.535% Convertible Senior Notes due 2018 (File No. 022-29004) and the other relating to our 5.535% Convertible Senior Notes due 2016 (File No. 022-29005), each initially filed on January 15, 2015, and as amended. For your convenience, we have combined your comments in this response letter in italicized form and keyed our responses accordingly.

1. We note that the 5.535% Convertible Senior Notes due 2018 and the 5.535% Convertible Senior Notes due 2016 were issued on December 17, 2014. In addition, we note that issuance occurred before the filing, and effectiveness, of the related Form T-3. Please provide your legal analysis as to why you believe these securities were appropriately issued prior to qualification.

We respectfully advise the SEC staff that we, as the issuer, are applying for qualification of the two indentures, under which the 5.535% Convertible Senior Notes due 2018 and the 5.535% Convertible Senior Notes due 2016 have respectively been issued, pursuant to Section 307 of the Trust Indenture Act. We believe that such post-issuance qualification was appropriate under the circumstances given the references in Sections 306 and 307 of the Indenture Trust Act to a “security [that] has been issued.”

2. Please revise to disclose for all affiliates listed the “respective percentages of voting securities or other bases of control” as required by Item 3 of Form T-3.

We respectfully advise the SEC staff that we have revised the disclosure in the Amendment No. 3 to each Form T-3 filed today with the SEC.

In accordance with Section 307(c) of the Trust Indenture Act and Rule 7a-1 thereunder, we hereby request that our applications for qualification on Form T-3 (File No. 022-29004 and File No. 022-29005) be declared effective at 5:30 p.m. on February 20, 2015 (Washington D.C. time), or as soon thereafter as practicable. In this connection, we hereby acknowledge that:

•	should the SEC or its staff, acting pursuant to delegated authority, declare our filings effective, it does not foreclose the SEC from taking any action with respect to our filings;

•	the action of the SEC or its staff, acting pursuant to delegated authority, in declaring our filings effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in our filings; and

•	we will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

LDK Solar CO., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province 338032 People’s Republic of China

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408 245 0858.

Sincerely,

LDK SOLAR CO., LTD.

/s/ Xingxue Tong
Name:	Xingxue Tong
Title:	President & Chief Executive Officer

/s/ Jack K.S. Lai
Name:	Jack K.S. Lai
Title:	Chief Financial Officer

Cc:	Timothy Li (Sidley Austin LLP)

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